Exhibit 99.14

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

COASTAL CONTACTS INC.

UNAUDITED

FOR THE THREE AND SIX MONTHS ENDED APRIL 30, 2011

(Canadian Dollars)

COASTAL CONTACTS INC.

CONSOLIDATED BALANCE SHEETS

($000’s)

	April 30,	October 31,
	2011	2010
	(Unaudited)

ASSETS
Current
Cash and cash equivalents [note 3]	$14,366	$18,266
Accounts receivable	9,189	8,866
Inventory	25,469	17,536
Prepaid expenses	2,575	3,109
Income taxes recoverable	620	—
Future income tax	97	97
Due from related parties [note 10]	211	204
	52,527	48,078

Property, equipment and leasehold improvements	10,576	5,558
Intangible assets	8,964	8,908
Goodwill	7,964	7,715
	$80,031	$70,259

LIABILITIES
Current
Accounts payable and accrued liabilities	$32,044	$26,988
Income tax payable	—	44
Deferred revenue	150	17
Deferred gain on sale of equipment	87	88
Capital lease obligation [note 5]	939	811
Lease inducement	93	7
	33,313	27,955

Deferred gain on sale of equipment	237	285
Long-term debt [note 4]	4,500	—
Capital lease obligation [note 5]	4,078	2,508
Long-term lease inducement	408	140
Future income tax	3,422	3,359
	45,958	34,247

SHAREHOLDERS’ EQUITY
Share capital [note 6]
Authorized:
Unlimited common shares without par value
Unlimited Class A preferred shares without par value
Issued and outstanding:
55,194,971 common shares [2010 — 55,396,171]	39,153	39,176
Contributed surplus [note 7]	3,047	2,663
Accumulated other comprehensive loss [note 8]	(3,284)	(3,783)
Deficit	(4,843)	(2,044)
	34,073	36,012
	$80,031	$70,259

See accompanying notes to the unaudited interim consolidated financial statements

Contingencies [note 9]

COASTAL CONTACTS INC.

CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE

EARNINGS (LOSS)

(Unaudited) ($000’s, except share and per share amounts)

	Three months ended		Six months ended
	April 30		April 30
	2011	2010	2011	2010

Sales	$43,835	$37,318	$84,447	$73,226
Cost of sales	30,143	27,062	59,249	52,659
Gross profit	13,692	10,256	25,198	20,567

Advertising	5,934	3,920	11,490	7,911
Selling, general and administration	6,779	4,836	14,784	9,478
Share-based compensation	234	130	458	350
Amortization on property, equipment and leasehold improvements	443	286	881	568
Amortization on intangible assets	192	391	378	790
Foreign exchange (gains) losses	(151)	293	6	275
Interest expense	74	1	135	15
Earnings (loss) before income taxes	187	399	(2,934)	1,180
Income tax	170	17	(522)	48
Net earnings (loss)	17	382	(2,412)	1,132

Unrealized foreign exchange gains (losses) on translation of financial statements of self-sustaining foreign operations	108	(630)	499	(1,745)
Comprehensive earnings (loss)	$125	$(248)	$(1,913)	$(613)

Basic earnings (loss) per share	$0.00	$0.01	$(0.04)	$0.02
Diluted earnings (loss) per share	$0.00	$0.01	$(0.04)	$0.02

Weighted average number of common shares outstanding

Basic	55,146,207	56,961,506	55,283,999	56,931,117
Diluted	57,263,572	58,324,264	55,283,999	58,286,704

See accompanying notes to the unaudited interim consolidated financial statements

COASTAL CONTACTS INC.

CONSOLIDATED STATEMENTS OF DEFICIT

(Unaudited) ($000’s)

Six months ended April 30	2011	2010

Deficit, beginning of period	$(2,044)	$(3,897)
Net earnings (loss)	(2,412)	1,132
Premium on purchase of common shares for cancellation [Note 6]	(387)	—
Deficit, end of period	$(4,843)	$(2,765)

See accompanying notes to the unaudited interim consolidated financial statements

COASTAL CONTACTS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited) ($000’s)

	Three months ended		Six months ended
	April 30		April 30
	2011	2010	2011	2010

OPERATING ACTIVITIES
Net earnings	$17	$382	$(2,412)	$1,132
Non-cash items affecting earnings:
Amortization	635	677	1,259	1,358
Amortization of deferred lease inducement	(23)	(22)	354	(29)
Share-based compensation	234	130	458	350
Future income taxes	(23)	(64)	(48)	(135)
Changes in non-cash working capital:
Accounts receivable	(145)	186	765	(852)
Inventory	(4,001)	(1,319)	(7,630)	(712)
Prepaid expenses	1,890	(820)	632	(482)
Accounts payable and accrued liabilities	2,917	(918)	3,788	501
Income tax payable	41	(416)	(394)	(762)
Deferred revenue	129	—	129	—
Deferred gain on disposition	(10)	—	(10)	—
Cash provided by (used in) operating activities	1,661	(2,184)	(3,109)	369

INVESTING ACTIVITIES
Repayments from (advances to) related parties	(5)	179	(8)	175
Acquisition of property, equipment and leasehold improvements	(1,838)	(1,550)	(2,777)	(1,565)
Acquisition of intangible assets	(116)	(159)	(193)	(188)
Disposition of property and equipment	—	—	343	—
Cash used in investing activities	(1,959)	(1,530)	(2,635)	(1,578)

FINANCING ACTIVITIES
Issuance of common shares on exercise of options	106	92	204	92
Capital lease payments	(220)	—	(424)	—
Increase in capital lease obligation	—	—	603	—
Increase in long-term debt	3,000	—	4,500	—
Purchase of common shares for cancellation	—	—	(3,011)	—
Cash provided by financing activities	2,886	92	1,872	92

Effect of exchange rate changes on cash and cash equivalents	56	(227)	(28)	(537)

Increase (decrease) in cash and cash equivalents	2,644	(3,849)	(3,900)	(1,654)
Cash and cash equivalents, beginning of period	11,722	13,727	18,266	11,532
Cash and cash equivalents, end of period	$14,366	$9,878	$14,366	$9,878

Supplemental disclosure of cash flow information:

Non-cash financing and investing activities:
Assets acquired under capital lease	$1,177	$—	$1,177	$—

Income tax paid in cash	$—	$118	$—	$499
Interest paid in cash	$87	$—	$127	$—

See accompanying notes to the unaudited interim consolidated financial statements

COASTAL CONTACTS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2011

Unaudited

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Coastal Contacts Inc. (“Coastal”) is a global retailer of contact lenses, eyeglasses and related vision care products sold primarily through its internet sites. Coastal has customers in North America, Europe and the Asia Pacific region.

These unaudited interim consolidated financial statements have been prepared by Coastal in accordance with Canadian generally accepted accounting principles (“GAAP”) for interim financial statements, and accordingly, do not include all disclosures required for annual financial statements. These unaudited interim consolidated financial statements, which include accounts of Coastal and its wholly owned subsidiaries, reflect the same accounting principles and methods of application as those disclosed in the notes to Coastal’s audited consolidated financial statements for the year ended October 31, 2010 and should be read in conjunction with these statements. All intercompany transactions and balances have been eliminated.

The preparation of these unaudited interim consolidated financial statements and the accompanying notes requires management to make estimates and assumptions that affect the amounts reported. In the opinion of management, these unaudited interim consolidated financial statements reflect all adjustments necessary to state fairly the results for the periods presented. Actual results could vary from these estimates and the operating results for the interim periods presented are not necessarily indicative of the results expected for the full year.

2. FUTURE ACCOUNTING POLICIES

In accordance with the Canadian Institute of Chartered Accountants Accounting Standards Board (AcSB), Canadian publicly accountable enterprises will be required to prepare financial statements in accordance with International Financial Reporting Standards (IFRS). This changeover to IFRS from Canadian GAAP will apply to Coastal’s financial statements for the year beginning on November 1, 2011. Coastal will undertake the appropriate measures to ensure compliance with these new standards by the prescribed adoption date. Coastal is currently assessing the implications of these standards on the consolidated financial statements.

3. CASH AND CASH EQUIVALENTS

Coastal has the Canadian Dollar equivalent of $1.3 Million of cash on hand which is restricted pursuant to a letter of guarantee issued by a financial institution in favor of the Norwegian Customs and Excise Service to secure the payment of duty and value added tax collected by Coastal.

Coastal also has $0.7 million in term deposits that are restricted for the purposes of providing security over certain debt facilities. Of these term deposits, $0.5 million were released from restriction subsequent to the end of the second fiscal quarter of 2011.

COASTAL CONTACTS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2011

Unaudited

4. OPERATING LOAN FACILITIES

Coastal has access to a secured operating line of credit, totaling $6.0 million with interest payable at the lender’s prime rate. The balance is due for repayment on March 31, 2013. As at April 30, 2011 $4.5 million was outstanding on this facility.

A subsidiary of Coastal has access to two secured operating loan facilities, totaling 30,000,000 Swedish Krona (Canadian dollar equivalent of approximately $4.7 million). One facility bears interest at a rate of 1% above the Stockholm Interbank Offered Rate and the second facility bears interest at a rate of 0.8% above the Stockholm Interbank Offered Rate. As at April 30, 2011, there was no balance outstanding.

5. CAPITAL LEASE OBLIGATION

During the six-month period ended April 30, 2011, Coastal sold equipment totaling $0.3 million to a lessor and subsequently leased the assets back. The resulting lease is classified as a capital lease. The interest rate on the lease facility is fixed at 5.54% and is repayable over 48 monthly payments. Lease payments for the next year amount to $0.08 million. There is a bargain purchase option to purchase the equipment under each lease for $1 when the lease term expires.

During the six-month period ended April 30, 2011, a lessor advanced $1.8 million as prepayment for certain equipment on order.

6. SHARE CAPITAL

(a) Issued and outstanding common shares

Authorized share capital comprises an unlimited number of common shares without par value and an unlimited amount of Class A preferred shares without par value, of which none are issued. Common shares issued and outstanding are as follows:

	Six Months Ended		Twelve Months Ended
	April 30, 2011		October 31, 2010
	#	$000’s	#	$000’s

Balance, beginning of period	55,396,171	39,176	56,901,719	40,248
Issued on exercise of options	196,500	278	151,500	226
Purchased and cancelled	(397,700)	(301)	(1,657,048)	(1,298)
Balance, end of period	55,194,971	39,153	55,396,171	39,176

COASTAL CONTACTS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2011

Unaudited

6. SHARE CAPITAL (Continued)

On January 11, 2011 Coastal renewed its NCIB with the TSX for maximum eligible purchases of 3,348,391 of Coastal’s common stock. For the three month period ended January 31, 2011, 397,700 shares were repurchased and cancelled under this NCIB for an average price of $1.73 per share. The excess premium of the purchase price over the average stated capital of the shares has been charged to deficit.

(b) Share purchase options

Coastal’s shareholders adopted a stock option plan (the “Option Plan”) for its directors, officers, employees and service providers. The Option Plan provides that options to purchase common shares may be granted to eligible persons on terms determined within the limitations set out in the Option Plan. The maximum number of common shares to be reserved for issuance at any one time under the Option Plan and any other employee incentive plan is 10% of the then issued and outstanding common shares. The exercise price for a share purchase option granted under the Option Plan may not be less than that permitted by applicable regulatory authorities. Options granted may be subject to vesting requirements. Non-assignable options will be granted for a period which may not exceed five years from the date of the grant and will expire within 90 days upon the participant ceasing to be a director, officer, employee, or service provider. The Option Plan is administered by Coastal’s Compensation and Corporate Governance Committee. Subsequent to April 30, 2011, 150,000 non-employee options were granted to a firm that Coastal has engaged to provide investor relation services.

Share purchase option activity for the six months ended April 30, 2011:

	#	$

Options outstanding, October 31, 2010	4,748,000	0.80 – 1.49
Granted	780,000	1.62
Exercised	(196,500)	1.00 – 1.11
Forfeited	(175,000)	0.89 – 1.12
Options outstanding, April 30, 2011	5,156,500	0.80 – 1.62

Share purchase options outstanding as at April 30, 2011:

	Share purchase options outstanding			Share purchase options exercisable
		Weighted	Weighted
	Number of	average	average	Number of
Range of exercise	common	remaining	exercise	common	Weighted average
price	shares	contractual	price	shares	exercise price
$	issuable	life (years)	$	issuable	$

$0.80 - $0.99	1,722,000	2.04	0.86	1,480,332	0.86
$1.00 - $1.14	1,269,500	1.66	1.09	934,667	1.08
$1.15 - $1.62	2,165,000	4.32	1.50	293,500	1.44
	5,156,500	2.90	1.18	2,708,499	1.03

COASTAL CONTACTS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2011

Unaudited

6. SHARE CAPITAL (Continued)

The fair value of the option grants are estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	April 30,	April 30,
	2011	2010

Dividend yield	0%	0%
Expected volatility	51.8%	55.2%
Risk free interest rate	2.4%	2.8%
Expected lives	5.0 years	5.0 years

(c) Employee Share Ownership Plan

Coastal offers certain employees the opportunity to participate in an employee share ownership plan (ESOP) whereby Coastal matches dollar contributions made by employees. The contributions are limited to 8% of gross salary and a maximum of $7,500 per participant per year. The contributions are used to purchase voting shares of Coastal on the open market. Approximately half of Coastal employees are eligible to participate in the ESOP.

Coastal’s share of contributions made during the six month period ended April 30, 2011 totaled $233,287 and $147,611 was contributed during the six month period ended April 30, 2010.

7. CONTRIBUTED SURPLUS

$000’s

Balance - October 31, 2010	2,663
Share-based compensation	458
Options exercised	(74)
Balance — April 30, 2011	3,047

8. ACCUMULATED OTHER COMPREHENSIVE LOSS

$000’s

Balance - October 31, 2010	(3,783)
Unrealized foreign exchange losses on translation of financial statements of self-sustaining foreign operations	499
Balance — April 30, 2011	(3,284)

COASTAL CONTACTS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2011

Unaudited

9. CONTINGENCIES

Coastal is engaged in certain legal actions in the ordinary course of our business and believes that the ultimate outcome of these actions will not have a material adverse effect on on-going operating results, liquidity or financial position. This includes certain legal actions by former employees for which $0.7 million has been accrued in accounts payable and accrued liabilities as at April 30, 2011.

10. RELATED PARTY BALANCES AND TRANSACTIONS

	April 30,	October 31,
	2011	2010
	$000’s	$000’s

Promissory notes receivable	211	204

As at April 30, 2011, there were four promissory notes outstanding, ranging in value from $0.01 million to $0.1 million and totalling $0.16 million. Accumulated interest totals $0.05 million. These loans are payable on demand and bear interest at a rate of 5% per annum. The debtors are principally officers of Coastal and are personally liable for the amounts owed. Coastal did not have any loans outstanding to its Chief Executive Officer, its Chief Financial Officer or any of its directors at April 30, 2011.

COASTAL CONTACTS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2011

Unaudited

11. SEGMENTED INFORMATION

Coastal operates in one business segment, the sale of contact lenses, glasses and related vision care products. Coastal ships product from North America and Europe to customers in North America, Europe and the Asia Pacific region.

Geographical information is based on the location of the customers in which Coastal sells its products. Intercompany sales have been excluded. Certain comparative figures have been adjusted to reflect this reporting.

All figures below are presented in Canadian Dollars.

	Canada	Sweden	Norway	USA	Other	Total
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s

Sales
Three months ended April 30, 2011	11,298	8,256	4,525	7,547	12,209	43,835
Three months ended April 30, 2010	8,049	7,156	4,626	6,424	11,063	37,318

Six months ended April 30, 2011	21,351	15,924	9,094	13,537	24,541	84,447
Six months ended April 30, 2010	15,269	13,924	9,274	12,062	22,697	73,226

Property, equipment and leasehold improvements
As at April 30, 2011	8,900	1,650	—	—	26	10,576
As at April 30, 2010	2,578	1,184	—	—	—	3,762

	Three months ended April 30			Six months ended April 30
	Contact Lenses	Glasses	Total	Contact Lenses	Glasses	Total
By Product Type	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s

Sales 2011	33,762	10,073	43,835	68,084	16,363	84,447
Sales 2010	32,658	4,660	37,318	64,722	8,504	73,226